Tharimmune, Inc.

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

December 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Tharimmune, Inc.
Registration Statement on Form S-3
File No. 333-283936
Filed December 19, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Tharimmune, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Thursday, December 26, 2024, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

THARIMMUNE, INC.

By:	/s/ Randy Milby
Name:	Randy Milby
Title:	Chief Executive Officer

cc:	Jeffrey Fessler, Sheppard Mullin Richter & Hampton LLP